EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rodman & Renshaw Capital Group, Inc.:

We consent to the use of our report included herein dated March 11, 2009, with respect to the consolidated balance sheet of Rodman & Renshaw Capital Group, Inc. as of December 31, 2008 and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income and cash flows for the year ended December 31, 2008. Our report refers to a change in the method of accounting for fair value measurements.

/s/ KPMG LLP

New York, New York
March 11, 2009